
Mail Stop 3628

January 26, 2007

By Facsimile (706.738.1966) and U.S. Mail

M. Richard Cutler, Esq.
Cutler Law Group
3206 West Wimbledon Dr.
Augusta, GA 30909

Re: **Competitive Technologies, Inc.**
        Definitive Additional Materials filed by
        The Committee to Restore Stockholder Value
        File No. 001-08696

Dear Mr. Cutler:

We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DFAN14A Materials

1. The Staff of the Division of Corporation Finance continues to believe that the Committee's materials may be in violation of Rule 14a-9. We have made repeated requests for you to promptly retract statements that your slate was elected at the Annual Meeting on January 16, 2007, to <u>affirmatively</u> state that your slate was not elected, as no vote on the election of directors was held at that time, and to retract unsubstantiated statements alleging Company misconduct at the Annual Meeting. These requests were repeated during your conversation with members of the staff on January 24, 2007. As of the writing of this letter, you have taken no action in this regard. Further, you should not use your retraction as an opportunity to make additional allegations without proper support. We remind you that the Division of

Enforcement has access to all information you provide to the staff in our review of your filings and in response to our comments.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions